Exhibit 4.14

Execution Copy

SECOND AMENDMENT

TO

EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION AND

COOPERATION AGREEMENT

THIS SECOND AMENDMENT (the “Amendment”) is made and entered into as of this 4th day of October, 2004, by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel (hereinafter, together with its subsidiaries, “Given”) and Ethicon Endo-Surgery, Inc., an Ohio corporation, acting by and through its InScope Division (hereinafter also “EES”) (EES and Given hereinafter each individually also the “Party” and together also the “Parties”).

WHEREAS, the Parties have entered into an Exclusive Sales Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004 (hereinafter the “Agreement”); and

WHEREAS, the Parties want to ensure the compatibility of the ECE with the End User’s current Ancillary Products; and

WHEREAS, the Parties want to ensure that commissions paid on sales of Ancillary Products are commensurate with the sales efforts of each respective Party; and

WHEREAS, the Parties wish to amend the Agreement as provided hereunder.

NOW THEREFORE, in consideration of their promises and mutual covenants herein contained, the Parties hereby agree as follows:

1.	Capitalized Terms. Capitalized terms within this Amendment which are not specifically defined herein, shall have the meanings assigned to them in the Agreement.
2.

Given shall promptly provide EES with a complete list of its US customers (the “Existing Customers”) specifying their name, full address and contact details as well as the status of their service agreement and initial purchase warranty (a sample of which is attached as Exhibit 1 to this Amendment).

3.

With a view to make the Workstations of Existing Customers fully compatible with the ECE and so as to enable them to start using the ECE as soon as reasonably possible, Given shall undertake reasonable efforts to obtain, as quickly as possible, FDA clearance for the RAPID3 software, the USB II port (if legally required), and the DR-2 (“the Ancillary Products Clearance”) and shall promptly upon receipt of the Ancillary Products Clearance, send a complete copy of it to EES.

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.

4.

Upon receiving the FDA Clearance and the Ancillary Products Clearance, Given shall promptly carry out the Upgrade of the Workstations of Existing Customers that are covered by a service contract or an initial purchase warranty (the “Eligible Customers”). “Upgrade” shall mean the installation of the RAPID3 software and the USB2 card to ensure that the Workstations are operable with DR2 and the ECE. Given shall keep EES informed of the upgrade effort in writing on an ongoing basis.

5.

Provided Given is undertaking the efforts specified in Articles 3 and 4 above, for a period of ninety (90) days immediately following the FDA Clearance and the Ancillary Products Clearance (the “Promotional Period”), EES shall offer, as part of EES’ marketing efforts under the Agreement, a promotional kit, consisting of a Data Recording Kit comprised of DataRecorder™ 2 (also called the “DR2”), SensorArrayTM ESO, SensorArrayTM SB, RecorderBelt™, one (1) lithion-ion “Smart” Rechargable Battery Pack, a Battery Charger and a dedicated carrying case and a PillCam ESO 10 Pak (“Promotional Kit”). Such Promotional Kit shall have a separate product code within Given’s SAP system and shall be sold for < * * * > ($< * * * >). The Parties recognize and intend that the combined value of the Promotional Kit shall represent a discount to each Eligible Customer on products reimbursed using the same methodology. The Parties will reasonably cooperate to assist Eligible Customers in fully disclosing the reduced charge as may be required to third party payors. The Parties shall also refrain from doing anything that would impede Eligible Customers in fully disclosing the reduced charge as may be required to third party payors.

6.	For the avoidance of doubt, EES’ commission for the sale of a Promotional Kit shall be $< * * * >USD.
7.

To facilitate the manufacture and sale of up to < * * * > Promotional Kits by Given, EES shall pay Given promptly upon receipt of the later of (i) FDA Clearance or (ii) Ancillary Products Clearance, a nonrefundable lump sum of $< * * * >. Given shall process, invoice and ship Promotional Kits to Eligible Customers during the Promotional Period in accordance with the instructions of EES and shall use commercially reasonable efforts to do so within 30 days of receipt of an order from an Eligible Customer. Given shall provide EES with a monthly report on the number of Promotional Kits shipped to Eligible Customers. Invoices issued to Eligible Customers participating in the promotion shall be in the form set forth herein as Exhibit 2.

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< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

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8.

If EES is unable to procure the sale of < * * * > Promotional Kits during the Promotional Period, the Parties shall discuss at the end of such Promotional Period how to handle the remaining Promotional Kits.

9.

Given, while being able to work through a third party, shall be and remain responsible for the Upgrade. EES shall provide training to Eligible Customers of ECE procedures and DR2 in-service (including connecting the DR2 to the Workstations and training) at the Eligible Customers’ locations so as to enable them to work with their Workstations promptly upon the completion of the Upgrade.

10.	All Workstations purchased by End Users after the launch of the ECE shall be delivered in a form fully compatible with the ECE (i.e., with a DR2, SensorArray ESO and Rapid3 Software installation).
11.

During the Promotional Period, and for thirty (30 days) following the Promotional Period, Given shall notify EES every time the installation of a batch of < * * * > Upgrades has been completed. Upon the completion of Upgrades of < * * * > of Eligible Customers installed during this 120 day time period, and due notification thereof, EES shall advance part of the milestone payment provided for in Section 5.03 of the Agreement by way of a < * * * > US$ payment. Such advanced milestone payment, if any, shall be payable within 60 days of the completion of the Promotional Period. The Parties confirm that the advanced milestone payment, if any, will fully count towards and hence be deducted from the total milestone payment provided for in Section 5.03 of the Agreement.

12.	The current content of Section 4.05(b) of the Agreement shall be deleted and replaced by the following provision:

“EES shall not receive any commissions on the sale of Ancillary Products until either (i) six months following the date of the FDA Clearance; or (ii) the sale of < * * * > Workstations in the United States, whichever event occurs earlier. Given shall provide EES with a monthly report regarding the sale of Workstations by Given during the period set forth in this Section 4.05 (b).”

13.	Effect on Agreement. Except as otherwise provided by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms.

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

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IN WITNESS WHEREOF, the Parties hereby have executed this Second Amendment by their respective officers thereunto duly authorized on the date first written above.

ETHICON ENDO-SURGERY, INC.

By:	/s/ Phil Krekel (for Jefferey A. Mailler VP and L&A)

Name:     Jefferey A. Mailler

Title:	Director, Licensing and Acquisitions

GIVEN IMAGING LTD.

By:	/s/ Gavriel Meron
Name:	Gavriel Meron
Title:	President & CEO
By:	/s/ Doron Birger

Name:     Doron Birger

Title:	Chairman of the Board

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